SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  October 17, 2005         By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                                                2005 THIRD QUARTERLY REPORT

Intertape Polymer Group Inc.
Consolidated Quarterly Statements of Earnings
Three months ended
(In thousands of US dollars, except per share amounts)
(Unaudited)



                              ------------  -----------    -------------  -------------
                              September 30,    June 30,        March 31,   December 31,
                                      2005         2005             2005           2004
                              ------------  -----------    -------------  -------------
                                         $            $                $            $
Sales                              201,177      190,282          187,697      180,744
Cost of sales                      159,449      150,895          148,574      144,689
                              ------------  -----------    -------------  -----------
Gross profit                        41,728       39,387           39,123       36,055
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           25,970       24,844           23,917       25,799
Stock-based compensation expense       485          483              455          355
Research and development             1,233        1,224            1,011          997
Financial expenses                   5,577        5,918            5,649        4,302
Refinancing expense
Manufacturing facility closure
  and industrial accident costs        385        1,087              719        7,386
                              ------------  -----------    -------------  -----------
                                    33,650       33,556           31,751       38,839
                              ------------  -----------    -------------  -----------

Earnings (loss) before income
 taxes                               8,078        5,831            7,372       (2,784)
Income taxes (recovery)              1,479          399            1,339      (20,455)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                  6,599        5,432            6,033       17,671
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
Cdn GAAP - Basic - US $               0.16         0.13             0.15         0.43
Cdn GAAP - Diluted - US $             0.16         0.13             0.15         0.43
US GAAP - Basic - US $                0.16         0.13             0.15         0.43
US GAAP - Diluted - US $              0.16         0.13             0.15         0.43


Weighted average number of
common shares outstanding

Cdn GAAP - Basic                41,205,555   41,214,969       41,237,461   41,273,840
Cdn GAAP - Diluted              41,337,378   41,550,160       41,444,870   41,468,992
U.S. GAAP - Basic               41,205,555   41,214,969       41,237,461   41,273,840
U.S. GAAP - Diluted             41,337,378   41,550,160       41,444,870   41,468,992




                              ------------  -----------    -------------  -------------
                             September 30,     June 30,        March 31,   December 31,
                                      2004         2004             2004           2003
                              ------------  -----------    -------------  -------------
                                         $            $                $            $
Sales                              177,671      171,934          162,100      157,682
Cost of sales                      140,480      134,097          129,986      122,975
                              ------------  -----------    -------------  -----------
Gross profit                        37,191       37,837           32,114       34,707
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           23,327       22,793           22,307       24,843
Stock-based compensation expense       270          351               70          130
Research and development             1,121        1,153              962          212
Financial expenses                   5,948        7,235            6,768        5,587
Refinancing expense                 30,444
Manufacturing facility closure
  and industrial accident costs                                                 3,005
                              ------------  -----------    -------------  -----------
                                    61,110       31,532           30,107       33,777
                              ------------  -----------    -------------  -----------
Earnings (loss) before income
 taxes                             (23,919)       6,305            2,007          930
Income taxes (recovery)             (9,664)         654             (284)      (4,244)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                (14,255)       5,651            2,291        5,174
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
Cdn GAAP - Basic - US $              (0.35)        0.14             0.06         0.13
Cdn GAAP - Diluted - US $            (0.35)        0.14             0.06         0.13
US GAAP - Basic - US $               (0.35)        0.14             0.06         0.13
US GAAP - Diluted - US $             (0.35)        0.14             0.06         0.13


Weighted average number of
common shares outstanding

Cdn GAAP - Basic                41,285,161   41,215,111       40,971,739   40,870,426
Cdn GAAP - Diluted              41,285,161   41,396,403       41,528,581   41,225,776
U.S. GAAP - Basic               41,285,161   41,215,111       40,971,739   40,870,426
U.S. GAAP - Diluted             41,285,161   41,396,403       41,528,581   41,225,776


October 17, 2005

This Management's Discussion and Analysis ("MD&A") supplements the consolidated financial statements and related notes for the three months and nine months ended September 30, 2005. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. ("the Company" or "IPG") experienced a 13.2% increase in sales for the three months ended September 30, 2005 as compared to
the corresponding period in 2004.   Sales increased 5.7% for the three months
ended September 30, 2005 compared to the three months ended June 30, 2005.

Earnings for the three months ended September 30, 2005 were $0.16 per share, both basic and diluted, as compared to a net loss of $0.35 per share, both basic and diluted, for the same period in 2004.

Excluding non-recurring costs associated with manufacturing facility closures and the industrial accident in Columbia, South Carolina in March 2005 and the debt refinancing in 2004, adjusted net earnings for the third quarter of 2005 were $0.17 per share, both basic and diluted, as compared to $0.14 per share, both basic and diluted for the same period in 2004.

As discussed in note 10 to the consolidated financial statements, on October 5, 2005, the Company, through a wholly-owned Canadian subsidiary, acquired the outstanding capital stock of two Canadian companies, Flexia Corporation and Fib-Pak Industries, Inc. for an aggregate cash consideration of approximately $28,810,000. Flexia Corporation and Fib-Pak Industries, Inc. produce a wide range of engineered coated products, polyethylene scrims and polypropylene fabrics.

RESULTS OF OPERATIONS

SALES

Sales for the third quarter of 2005 were $201.2 million, an increase of 13.2% over the third quarter of 2004 sales of $177.7 million. The increase is primarily due to sales price increases.

Sales for the first nine months of 2005 were $579.2 million compared to $511.7 million for the same period in 2004, an increase of 13.2%. The increase was primarily attributable to selling price increases as sales volumes for the first nine months of 2005 were comparable to the sales volumes for the same period in 2004.

The Company's sales volumes in the third quarter of 2005 improved compared to sales volumes in the second quarter of 2005. Selling prices were steady in the first half of the third quarter, a period when raw material prices were flat to declining. Prices for petroleum-based resins, which are key raw material components for many of the Company's products, began to rise rapidly in the wake of Hurricane Katrina. Additionally, resin price increases accelerated as a result of Hurricane Rita, which has temporarily reduced U.S.- based petroleum refining and petrochemical plant capacity. As a result of Hurricane Rita, many of the refineries and petrochemical plants located along the Gulf Coast of Texas and Louisiana were either closed or operating at reduced levels. While capacity is coming back on-line, it is expected to be several months before refineries and petrochemical plants return to normal operating levels.

In light of the developments described above, the Company has announced several price increases in the weeks since the hurricanes first struck the Gulf Coast. The Company believes that the selling price increases it has announced should be sufficient to cover the raw material cost increases it has incurred. The market appears to have accepted the price increases as there has not been a drop off in sales orders.

More problematic than the rising cost of resins is the tightness of supply. Several resin suppliers have placed their customers, including the Company, on allocation and in some instances have declared force majeure. A resin supplier's declaration of force majeure is the invoking of a contract clause that frees the resin supplier from liability under its contracts due to an extraordinary event beyond its control. It is an explicit acknowledgement that it can not meet its contractual obligations. In turn, several companies in the packaging industry, some of whom the Company competes against in specific products and markets have declared force majeure as well. Due to its global sourcing efforts, which have allowed the Company to maintain adequate supplies of resin from multiple sources, pre-buying of raw material inventories prior to the supply constraints occurring and product adhesive reformulations, the Company anticipates being able to continue satisfying its customers' needs. However, the circumstances are very dynamic and the Company's situation could change at any time. Declines in resin supply could not only affect Company sales levels but also force temporary slowdowns or shutdowns of some of its manufacturing facilities.

The Company's most recent sales guidance for 2005 was in the range of $755 million to $775 million. The Company should be at the high end of the range if current raw material supplies are not disrupted. This is excluding the additional fourth quarter 2005 sales resulting from the October 5, 2005 acquisition. The acquisition is expected to increase sales approximately $20.0 million per quarter.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the third quarter of 2005 totaled $41.7 million at a gross margin of 20.7%, as compared to gross profit of $37.2 million for the third quarter of 2004 at a gross margin of 20.9%.

The gross profit and gross margin for the first nine months of 2005 were $120.2 million and 20.8% compared to $107.1 million and 20.9% for the first nine months of 2004.

Gross margins frequently decline in periods of rising raw material costs, but the Company has been able to consistently increase gross profit dollars each quarter in 2005 compared to the corresponding period in the prior year. The improvement is due to a combination of higher selling prices and improved efficiencies, including the benefits of the plant closures announced in the fourth quarter of 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $26.0 million for the third quarter of 2005 (12.9% of sales), compared to $23.3 million for the third
quarter of 2004 (13.1% of sales).   The selling, general and administrative
expenses for the nine months ended September 30, 2005 were $74.7 million
(12.9% of sales) compared to $68.4 million (13.4% of sales) for the same period in 2004.

The selling, general and administrative expenses of $26.0 million for the third quarter of 2005 represent an increase of $1.1 million over the expense level for the second quarter of 2005 and $2.1 million over the expense level for the first quarter of 2005. Some of this increase, as discussed in the Company's Second Quarterly Report, is because the Company began increasing its staffing level during the first quarter of 2005 in order to support the smaller business teams established at the beginning of the year. Additional staffing was put in place over the course of the first quarter and was substantially in place for all of the second and third quarters. In addition to the staffing adjustments, the new, smaller business teams increased business travel in a proactive effort to seek out new business. The Company has started to see the benefits of smaller business teams in selected product and market groups. One of the most immediate benefits has been the Company's enhanced ability to quickly secure price increases in the marketplace.

The additional cost increases in selling, general and administrative expenses are primarily in selling expenses. A significant portion of the Company's selling expenses are variable in nature including external sales commissions and internal sales staff incentives as well as customer incentives. External sales commissions are typically a straight percentage of sales and internal sales staff incentives are largely driven by margin improvements. Many customer incentives are based on sales dollar growth, without regard to sales volumes, thus the continued increase in selling prices may increase the Company's selling expenses.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense for the third quarter of 2005 was $0.5 million compared to $0.3 million in the third quarter of 2004. For the first nine months of 2005, stock-based compensation expense was $1.4 million compared to $0.7 million for the comparable period in 2004. The increase in stock-based compensation expense was attributable to the larger number of stock option grants being expensed in accordance with the fair value method of accounting adopted by the Company in 2003.

OPERATING PROFIT

Operating profit is not a financial measure under GAAP in Canada or the United States. The Company's Management uses operating profit to measure and evaluate the profit contributions of the Company's product offerings as well as the contribution by channel of distribution.

Because "operating profit" is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less selling, general and administrative expenses and stock-based compensation expense.

Operating Profit Reconciliation
(In millions of US dollars)

                                        Three months        Nine months
For the periods ended September 30,     2005     2004       2005      2004
___________________________________     _____   _____      _____     _____
                                            $       $          $         $
Gross Profit                             41.7    37.2      120.2     107.1
Less:  SG&A Expense                      26.0    23.3       74.7      68.4
Less:  Stock-Based Compensation
   Expense                                0.5     0.3        1.4       0.7
                                        _____   _____      _____     _____
Operating Profit                         15.2    13.6       44.1      38.0
                                        _____   _____      _____     _____
                                        _____   _____      _____     _____


Operating profit was $15.2 million for the third quarter of 2005, compared to $13.6 million for the third quarter of 2004. The increase was primarily attributable to higher gross profits in 2005, offset somewhat by increased selling, general and administrative expenses. Operating profit for the nine months ended September 30, 2005 totaled $44.1 million compared to $38.0 million for the nine months ended September 30, 2004. The increase in operating profits for the first nine months of 2005 compared to the first nine months of 2004 is due to the improvement in gross profits, driven by higher selling prices.

FINANCIAL EXPENSES

Financial expenses for the third quarter of 2005 were $5.6 million compared to $5.9 million in the third quarter of 2004, a 6.2% reduction. Financial expenses for the first nine months of 2005 were $17.1 million compared to $20.0 million for the same period in 2004. The decrease in financial expenses was the result of refinancing substantially all of the Company's indebtedness in August 2004. The refinancing resulted in lower interest costs (at current interest rate levels) despite increasing the Company's indebtedness. The Company increased its indebtedness in part to pay the costs of the refinancing and in part to provide cash for general corporate purposes.

Financial expenses decreased from $5.9 million in the second quarter of 2005 to $5.6 million in the third quarter of 2005. The decrease is primarily due to decreased utilization of the Company's revolving line of credit. The large revolver balance at the end of the quarter was due to a $23.5 million borrowing on the last business day of the quarter to fund an acquisition on October 5, 2005. Additionally, the Company, entered into an interest-rate swap agreement in June 2005 with a notional amount of $50.0 million and a term of five years. The interest-rate swap has the effect of fixing the interest cost on $50.0 million of bank debt at 6.52%. The Company entered into a similar swap transaction in July 2005, fixing the interest rate on an additional $25.0 million of floating rate bank debt at 6.54% for a period of five years.

FACILITY RATIONALIZATIONS

In the fourth quarter of 2004, as part of the Company's on-going review of the efficiency and effectiveness of its production and distribution network, the Company announced and substantially completed the closure of two of its manufacturing facilities located in Cumming, Georgia and Montreal, Quebec, as well as its distribution center located in Cumming, Georgia. The total estimated cost for these closures is $9.3 million, of which $7.4 million was recorded in the fourth quarter of 2004. The Company estimates total one-time charges for facility closures to be approximately $1.9 million during 2005, of which $0.6 million was incurred during the three months ended March 31, 2005, $0.1 million was incurred in the three months ended June 30, 2005 and $0.4 million was incurred in the three months ended September 30, 2005.

EBITDA

A reconciliation of the Company's EBITDA and adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP. The Company defines EBITDA as net income before (i) income taxes;
(ii) financial expenses, net of amortization; (iii) refinancing expense;
(iv) amortization of other intangibles and capitalized software costs; and
(v) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closure and industrial accident costs. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.

EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG's performance between periods presented. In addition, the Company's covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by Management and the Company's lenders in evaluating the Company's performance.

EBITDA Reconciliation to Net Earnings
(In millions of US dollars)

                                       Three months       Nine months
For the periods ended September 30,    2005    2004      2005     2004
___________________________________    ____    ____      ____     ____
                                          $       $         $        $

Net earnings (loss)                     6.6   (14.3)     18.1     (6.3)
  Add back
  Financial expenses,
    net of amortization                 5.3     5.7      16.1     19.0
Refinancing expense                            30.4               30.4
Income taxes                            1.5    (9.7)      3.2     (9.3)
Depreciation and amortization           7.5     7.5      23.6     22.1
                                       ____    ____      ____     ____

EBITDA                                 20.9    19.6      61.0     55.9
Manufacturing facility closure and
  industrial accident costs             0.4               2.2
                                       ____    ____      ____     ____

Adjusted EBITDA                        21.3    19.6      63.2     55.9
                                       ____    ____      ____     ____
                                       ____    ____      ____     ____

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. As a result, the Company's effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company's effective income tax rate is also impacted by tax planning strategies that the Company implements. The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements. For the nine months ended September 30, 2005, the Company has an estimated effective income tax rate of approximately 15.1% compared to an estimated effective income tax rate of approximately 59.6% for the nine months ended September 30, 2004.

The effective income tax rate for the first nine months of 2005 increased from the 13.2% rate estimated in the first six months of 2005. The rate change is due to changes in the Company's profitability among its various taxing jurisdictions and the relative impact of permanent tax differences as profitability increases or decreases.

NET EARNINGS

Net earnings for the third quarter of 2005 were $6.6 million or $0.16 per share, both basic and diluted, compared to a net loss of $14.3 million or $0.35 per share, both basic and diluted for the third quarter of 2004.

Excluding manufacturing facility closure and industrial accident costs and related taxes, adjusted net earnings for the three months ended September 30, 2005 were $6.8 million or $0.17 per share, both basic and diluted and $19.4 million for the nine months ended September 30, 2005 or $0.47 per share, both basic and diluted. Excluding refinancing expense and related taxes, adjusted net earnings for the three months ended September 30, 2004 were $5.6 million or $0.14 per share both basic and diluted and $13.6 million for the nine months ended September 30, 2004 or $0.33 per share both basic and diluted. A reconciliation of the Company's adjusted net earnings is set out in the following table:

Reconciliation of Net Earnings to Adjusted Net Earnings
(In millions of US dollars)


                                       Three months       Nine months
For the periods ended September 30,    2005    2004      2005     2004
___________________________________    ____    ____      ____     ____
                                          $       $         $        $

Net earnings (loss) - as reported       6.6   (14.3)     18.1     (6.3)
Add back:
   Refinancing expense (after tax)             19.9               19.9
   Manufacturing facility closure
     and industrial accident costs
     (after tax)                        0.2       -       1.3        -
                                       ____    ____      ____     ____
Adjusted net earnings                   6.8     5.6      19.4     13.6
                                       ____    ____      ____     ____
                                       ____    ____      ____     ____

FINANCIAL POSITION

Trade receivables increased $20.6 million between December 31, 2004 and September 30, 2005. The increase was primarily due to the higher level of sales as well as higher selling prices for the month of September 2005 compared to the month of December 2004. Aside from the trade receivables, other receivables were the only other current asset to change substantially between December 31, 2004 and September 30, 2005. Other receivables decreased from December 31, 2004 due to the collection of certain income and other tax assets as well as sales tax receivables. Current liabilities increased by $19.8 million between December 31, 2004 and September 30, 2005. The increase was due to $28.5 million in borrowings under the Company's revolving credit facilities offset by decreases in other current liabilities of $8.7 million. Included in the increased borrowings under the revolving credit facilities is $23.5 million borrowed on the last business day of the quarter to fund a business acquisition on October 5, 2005.

Property, plant and equipment, net of accumulated depreciation and amortization, decreased by $7.2 million in the first nine months of 2005 primarily due to depreciation and amortization in excess of capital expenditures for the period.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company is not a party to any material related party transactions. Except for the interest rate swap contracts discussed in the section entitled "Bank Indebtedness and Credit Facilities" and in note 9 to the financial statements, the Company maintains no material off-balance sheet arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Cash from (required for) operations before changes in non-cash working capital items was $15.7 million for the third quarter of 2005 compared to $(4.9) million for the third quarter of 2004. Changes in non-cash working capital items required $5.1 million in cash flows for the three months ended September 30, 2005 compared to using $6.6 million in cash during the same three month period in 2004.

The improved cash flows from operating activities before changes in non-cash working capital items in the third quarter of 2005 compared to the third quarter of 2004 is the result of improved profitability and the payment of a make-whole payment in connection with the Company's debt refinancing in the third quarter of 2004. Excluding the make-whole payment and related tax benefit, cash flows from operating activities before changes in non-cash working capital items were $13.1 million for the three months ended September 20, 2004. The improved cash flows from changes in non-cash working capital items in the third quarter of 2005 compared to the third quarter of 2004 was the result of improved inventory utilization in the third quarter of 2005, which was partially offset by the increase in trade accounts receivable and the decrease in accounts payable and accrued liabilities. The improved inventory utilization was due in part to the decrease in pre-bought raw materials. Lower resin prices in the first half of the third quarter resulted in the Company discontinuing its pre-buying. When raw material prices increased during the last half of the third quarter, supply constrictions limited the Company's ability to pre-buy.

Cash from operations before changes in non-cash working capital items was $45.7 million for the nine months ended September 30, 2005 and $17.5 million for the nine months ended September 30, 2004. Changes in non-cash working capital items required $25.2 million in cash flows for the nine months ended September 30, 2005 compared to using $23.3 million in cash during the same nine month period in 2004. For the nine months ended September 30, 2004, the cash from operations before changes in non-cash working capital items includes the $21.9 million make-whole payment. Cash from operations before changes in non-cash working capital items for the nine months ended September 30, 2004, exclusive of the make-whole payment and the related tax effect, totaled $35.5 million. In 2005, the change in non-cash working capital items for the nine month period was principally due to an increase in trade receivables and a decrease in accounts payable and accrued liabilities. In 2004, the change in non-cash working capital items was principally impacted by increasing investments in trade receivables and inventories, reflective of the rising cost of raw materials and the related impact on sales prices to customers.

Cash flows used in investing activities were $8.3 million in the third quarter of 2005 and $19.4 million for the nine months ended September 30, 2005. This compares to $14.4 million and $30.9 million, respectively, in cash flows used in investing activities in the third quarter of 2004 and the nine months ended September 30, 2004. The decrease in cash flows used in investing activities for the nine month period in 2005 compared to the nine month period in 2004 was due to the $5.5 million used to acquire the duct and masking tape operations of tesa tape, inc. during the first quarter of 2004 and the debt issuance costs incurred in the third quarter of 2004 as part of the Company's debt refinancing.

The Company increased total indebtedness during the three months ended September 30, 2005 by $22.9 million compared to increasing total indebtedness by $42.4 million during the three months ended September 30, 2004. The increase in total indebtedness in 2005 was due to the fact that the Company borrowed $23.5 million on the last business day of the quarter in order to finance the acquisition that closed on October 5, 2005. The increase in total indebtedness for the three months ended September 30, 2004 was due to the refinancing of substantially all of the Company's indebtedness. Total indebtedness increased during the nine months ended September 30, 2005 and 2004 by $26.2 million and $61.6 million, respectively. The increase in 2005 was due to the $23.5 million borrowed at the end of September 2005 as discussed above. The increase in 2004 was due to the refinancing described above, the tesa tape, inc. acquisition in the first quarter of 2004 and the increase in cash used in non-cash working capital items.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a US$65.0 million five-year revolving credit facility available in US dollars and a US$10.0 million five-year revolving credit facility available in Canadian dollars. At September 30, 2005, the Company had borrowed $23.7 million under its US$65.0 million revolving credit facility, including $3.7 million in letters of credit and $8.5 million (CDN$10.0 million) under its US$10.0 million revolving credit facility.
No amounts were borrowed under the revolving credit facilities at December 31, 2004 except for $3.8 million in letters of credit. When combined with the cash on-hand, cash equivalents and temporary investments, the Company's cash and credit availability, subject to covenant restrictions, totaled
$91.6 million at September 30, 2005 compared to $93.6 million at December 31, 2004.

In June 2005, the Company entered into a $50.0 million five year interest-rate swap contract requiring quarterly settlements. The contract effectively fixes $50.0 million of the Company's floating rate bank debt at 6.52% (including loan premium). In July 2005, the Company entered into a $25.0 million five year interest-rate swap contract requiring quarterly settlements. The contract effectively fixes an additional $25.0 million of the Company's floating rate bank debt at 6.54% (including loan premium).

CONTRACTUAL OBLIGATIONS

At September 30, 2005, there were no material changes in the contractual obligations set forth in the Company's 2004 Annual Report that were outside the ordinary course of the Company's business except the interest-rate swap contracts described in the section entitled "Bank Indebtedness and Credit Facilities" and in note 9 to the financial statements.

CAPITAL STOCK

As at September 30, 2005 there were 41,205,911 common shares of the Company outstanding.

During the first nine months of 2005, employees exercised 15,250 stock options with an aggregate exercise price of $74,836. During the first nine months of 2004, employees exercised 115,125 stock options with an aggregate exercise price of $970,000.

During November 2004, the Company announced that it had registered a Normal Course Issuer Bid in Canada, under which the Company is authorized to repurchase for cancellation up to 5.0% of its outstanding common shares.
No shares have been repurchased in 2005 except in the second quarter, when 46,300 shares were purchased for cancellation at a cost of $340,000.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company's results of operations and financial position for the year ended December 31, 2004 can be found in the Company's 2004 Annual Report and have not materially changed since that date.

NEW ACCOUNTING POLICY

Derivative financial instruments are utilized by the Company to reduce interest rate risk on its debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest rate swap agreements are used as part of the Company's program to manage the floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Gains and losses on terminations of interest rate swap agreements are deferred under other current, or non-current, assets or liabilities on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of earnings at the time of extinguishment.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this report.

DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE

A summary of the significant ways that the governance of the Company differs from that of a US listed company is available on the Company's website at www.intertapepolymer.com under "Investor Relations."

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information
Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company's cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company's product mix, and future financing plans.

Forward-looking statements can be identified in some cases by terms such as "may", "should", "could", "intends", "anticipates", "potential", and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability in foreign markets in which the Company operates or acquires raw materials, and the availability and price of raw materials.

This Quarterly Report contains certain non-GAAP financial measures as defined under SEC rules, including operating profit, EBITDA, and adjusted EBITDA.
The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations.

As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

                              -------------------------------------------------------
                                     Three months                    Nine months
                              ------------  -----------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $
Sales                              201,177      177,671          579,156      511,705
Cost of sales                      159,449      140,480          458,918      404,563
                              ------------  -----------    -------------  -----------
Gross profit                        41,728       37,191          120,238      107,142
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           25,970       23,327           74,731       68,427
Stock-based compensation               485          270            1,423          691
Research and development             1,233        1,121            3,468        3,236
Financial expenses                   5,577        5,948           17,144       19,951
Refinancing expense                              30,444                        30,444
Manufacturing facility closure
  and industrial accident costs        385                         2,191
                              ------------  -----------    -------------  -----------
                                    33,650       61,110           98,957      122,749
                              ------------  -----------    -------------  -----------
Earnings (loss) before
  income taxes                       8,078      (23,919)          21,281      (15,607)
Income taxes (recovery)              1,479       (9,664)           3,217       (9,294)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                  6,599      (14,255)          18,064       (6,313)
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
  Basic                               0.16        (0.35)            0.44        (0.15)
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------
  Diluted                             0.16        (0.35)            0.44        (0.15)
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


Consolidated Retained Earnings
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                     Nine months
                              -------------------------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $

Balance, beginning of period        91,058       76,233           79,609       68,291
Net earnings (loss)                  6,599      (14,255)          18,064       (6,313)
                              ------------  -----------    -------------  -----------
                                    97,657       61,978           97,673       61,978

Premium on purchase for
  cancellation of common shares                                       16
                              ------------  -----------    -------------  -----------
Balance, end of period              97,657       61,978           97,657       61,978
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                            September 30, September 30,  December 31,
                                     2005         2004          2004
                              (Unaudited)  (Unaudited)     (Audited)
                               __________    _________   ___________
                                        $            $             $
ASSETS
Current assets
  Cash                             48,759       27,868        21,882
  Temporary investment                                           497
  Trade receivables,
   net of allowance for
   doubtful accounts of $4,211
   ($3,959 in September 2004,
   $4,065 in December 2004)       122,217      106,436       101,628
  Other receivables                10,008       12,764        13,381
  Inventories                      92,297       78,451        90,677
  Parts and supplies               14,271       13,641        13,618
  Prepaid expenses                  5,444        4,013         7,788
  Future income taxes               1,509        2,682         1,509
                                 ________    _________      ________
                                  294,505      245,855       250,980
Property, plant and equipment     345,417      356,680       352,610
Other assets                       18,815       15,341        16,474
Future income taxes                35,323       11,593        36,689
Goodwill                          181,117      177,780       179,958
                                 ________    _________      ________
                                  875,177      807,249       836,711
                                 ________    _________      ________
                                 ________    _________      ________
LIABILITIES
Current liabilities
  Bank indebtedness                28,529          179
  Accounts payable and
   accrued liabilities             89,340       94,591        97,849
  Instalments on long-term debt     2,781        2,700         3,032
                                 ________    _________      ________
                                  120,650       97,470       100,881
Long-term debt                    328,898      332,539       331,095
Other liabilities                     435          530           435
                                 ________    _________      ________
                                  449,983      430,539       432,411
                                _________     ________       _______
SHAREHOLDERS' EQUITY
Capital stock                     288,930      289,538       289,180
Contributed surplus                 5,749        3,971         4,326
Retained earnings                  97,657       61,978        79,609
Accumulated currency
 translation adjustments           32,858       21,223        31,185
                                 ________    _________      ________
                                  425,194      376,710       404,300
                                 ________    _________      ________
                                  875,177      807,249       836,711
                                 ________    _________      ________
                                 ________    _________      ________

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                     Nine months
                              -------------------------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $


OPERATING ACTIVITIES
Net earnings (loss)                  6,599      (14,255)          18,064       (6,313)
Non-cash items
  Depreciation and amortization      7,496        7,482           23,638       22,119
  Write-off of deferred debt
    issue expenses                                8,482                         8,482
  Other non-cash charges in
    connection with facility
    closures                            73                           200
  Future income taxes                1,020       (6,879)           2,392       (7,465)
  Stock-based compensation expense     485          270            1,423          691
                              ------------  -----------    -------------  -----------
Cash flows from operations
 before changes in non-cash
 working capital items              15,673       (4,900)          45,717       17,514
                              ------------  -----------    -------------  -----------
Changes in non-cash working
capital items
  Trade receivables                (11,524)      (4,599)         (20,624)     (16,847)
  Other receivables                  1,274       (1,351)           3,291         (864)
  Inventories                        8,544       (4,125)            (991)      (8,003)
  Parts and supplies                  (190)        (340)            (599)        (488)
  Prepaid expenses                   2,236        1,772            2,368        3,912
  Accounts payable and accrued
   liabilities                      (5,400)       2,007           (8,685)        (990)
                              ------------  -----------    -------------  -----------
                                    (5,060)      (6,636)         (25,240)     (23,280)
                              ------------  -----------    -------------  -----------
Cash flows from operating
  activities                        10,613      (11,536)          20,477       (5,766)
                              ------------  -----------    -------------  -----------
INVESTING ACTIVITIES
Temporary investment                   489                           489
Property, plant and equipment       (6,887)      (3,664)         (15,945)     (13,539)
Business acquisition                                                           (5,500)
Other assets                        (1,921)     (10,786)          (3,642)     (11,850)
Goodwill                                             58             (300)
                              ------------  -----------    -------------  -----------
Cash flows from investing
 activities                         (8,319)     (14,392)         (19,398)     (30,889)
                              ------------  -----------    -------------  -----------
FINANCING ACTIVITIES
Net change in bank indebtedness     23,529      (34,509)          28,529      (13,669)
Issue of long-term debt                         325,000                       325,787
Repayment of long-term debt           (661)    (248,051)          (2,364)    (250,528)
Issue of common shares                   4          319               75        2,697
Common shares purchased for
  cancellation                                                      (340)
                              ------------  -----------    -------------  -----------
Cash flows from financing
  activities                        22,872       42,759           25,900       64,287
                              ------------  -----------    -------------  -----------
Net increase in cash position       25,166       16,831           26,979       27,632
Effect of currency translation
  adjustments                          346        1,549             (102)         236
Cash and cash equivalents,
  beginning of period               23,247        9,488           21,882
                              ------------  -----------    -------------  -----------
Cash and cash equivalents,
  end of period                     48,759       27,868           48,759       27,868
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.

Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s ("IPG" or the "Company") financial position as at September 30, 2005 and 2004 as well as its results of operations and its cash flows for the three and nine months ended September 30, 2005 and 2004.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements. A new accounting policy on derivative financial instruments is described in Note 9 to reflect the use of derivative financial instruments by the Company.

NOTE 2.

Earnings per Share

The following table provides a reconciliation between basic and diluted earnings per share:

In thousands of US dollars
(Except per share amounts)

                                   Three Months             Nine Months
Periods ended September 30,        2005      2004         2005       2004
___________________________      ______    ______       ______     ______
                                      $         $            $          $
Net  earnings (loss) applicable
  to common shares                6,599   (14,255)      18,064     (6,313)

Weighted average number of
  common shares outstanding
  (000's)                        41,206    41,285       41,219     41,157

Effect of dilutive stock
  options (000's) (a)               131         0          143          0
___________________________      ______    ______       ______     ______

Weighted average number of
diluted common shares
outstanding (000's)              41,337    41,285       41,362     41,157
___________________________      ______    ______       ______     ______
___________________________      ______    ______       ______     ______

Basic earnings (loss) per share    0.16     (0.35)        0.44      (0.15)

Diluted earnings (loss) per share  0.16     (0.35)        0.44      (0.15)

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options.

NOTE 3.

Accounting for Compensation Programs

As at September 30, 2005, the Company had a stock-based compensation plan, which is described in the Company's 2004 Annual Report. Under the transitional provisions prescribed by the Canadian Institute of Chartered Accountants ("CICA"), the Company is prospectively applying the recognition provisions to stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the US Financial Accounting Standards Board ("FASB"). To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods. For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied.

Accordingly, the Company's net earnings (loss) and basic and diluted earnings (loss) per share for the periods ended September 30, 2005 and 2004 would have decreased or increased to the pro forma amounts indicated in the following table:

In thousands of US dollars
(Except per share amounts)

                                      Three Months          Nine Months
Periods ended September 30,          2005      2004        2005      2004
___________________________        ______    ______      ______    ______
                                        $         $           $         $
Net earnings (loss) as reported     6,599   (14,255)     18,064    (6,313)

Add: Stock-based employee
 compensation expense included
 in reported net earnings (loss)      485       270       1,423       691

Deduct: Total stock-based employee
 compensation expense determined
 under fair value based method       (702)     (469)     (1,961)   (1,254)
                                   ______    ______       _____     _____


Pro forma net earnings (loss)       6,382   (14,454)     17,526    (6,876)
                                   ______    ______       _____     _____
                                   ______    ______       _____     _____

Earnings (loss) per share:
    Basic - as reported              0.16     (0.35)       0.44     (0.15)
    Basic - pro forma                0.15     (0.35)       0.43     (0.17)
    Diluted - as reported            0.16     (0.35)       0.44     (0.15)
    Diluted - pro forma              0.15     (0.35)       0.42     (0.17)

NOTE 4.

Pension and Post-Retirement Benefit Plans

In thousands of US dollars

                                      Three Months          Nine Months
Periods ended September 30,          2005      2004        2005      2004
___________________________        ______    ______      ______    ______
                                        $         $           $         $
Net periodic benefit cost for
  defined benefit pension plans       519       419       1,468     1,321
                                   ______    ______       _____     _____
                                   ______    ______       _____     _____

NOTE 5.

Information Included in the Interim Consolidated Statements of Earnings

In thousands of US dollars

                                      Three Months          Nine Months
Periods ended September 30,          2005      2004        2005      2004
___________________________        ______    ______      ______    ______
                                        $         $           $         $

Depreciation of property,
  plant and equipment               7,162     7,208      22,612    21,197

Amortization of other deferred
  charges                                                     5         3

Amortization of debt issue
  expenses included in financial
  expenses below                      334       274       1,021       919

Financial expenses

  Interest on long-term debt        4,967     5,627      15,673    17,448

  Interest on credit facilities        96       122         303     1,193

  Other                               889       349       1,843     1,760

  Interest capitalized to property,
    plant and equipment              (375)     (150)       (675)     (450)
                                    _____     _____      ______    ______
                                    5,577     5,948      17,144    19,951
                                    _____     _____      ______    ______
                                    _____     _____      ______    ______


Foreign exchange gain (loss)           25       244        (292)     (178)

Investment tax credits recorded
  as a reduction of research and
  development expenses                 22        41          62       263

NOTE 6.

Manufacturing Facility Closure and Industrial Accident Costs

The Company incurred one-time costs associated with facility closures of $0.4 million and $1.1 million during the three months and nine months ended September 30, 2005, respectively. There were no costs associated with facility closures during the three months and nine months ended September 30, 2004.

The Company incurred one-time costs associated with an industrial accident of $1.1 million during the nine months ended September 30, 2005. There were no costs associated with industrial accidents during the three months ended September 30, 2005 and 2004 and the nine months ended September 30, 2004.

NOTE 7.

Capital Stock

During the three months ended September 30, 2005, 1,000 shares with an aggregate exercise price of $3,900 were issued to employees who exercised stock options.

During the three months ended June 30, 2005, 13,500 shares with an aggregate exercise price of $68,011 were issued to employees who exercised stock options.

During the three months ended March 31, 2005, 750 shares with an aggregate exercise price of $2,925 were issued to employees who exercised stock options.

During the three months ended September 30, 2004, there were no options exercised.

During the three months ended March 31, 2004, 115,125 common shares at a value of $970,000 were issued to employees who exercised stock options.

During the three months ended June 30, 2005, the Company redeemed 46,300 common shares for a cash consideration of $340,000. An amount of $324,000 was accounted for as a reduction of the capital stock and an amount of $16,000 was accounted for as a decrease of retained earnings as a premium on purchase for cancellation of common shares.

In May 2004, the Company issued 225,160 common shares to the USA
Employees Stock Ownership and Retirement Savings Plan at a value of
$1,408,000.

The Company's shares outstanding as at September 30, 2005, December 31, 2004 and September 30, 2004 were 41,205,911, 41,236,961 and
41,285,161, respectively.

Weighted average number of common shares outstanding:


                                       Three Months                 Nine Months
                                       ____________                 ___________
Periods ended September 30,           2005         2004             2005         2004
___________________________     __________   __________       __________   __________
CDN GAAP - Basic                41,205,555   41,285,161       41,219,329   41,156,911
CDN GAAP - Diluted              41,337,378   41,285,161       41,362,491   41,156,911
U.S. GAAP - Basic               41,205,555   41,285,161       41,219,329   41,156,911
U.S. GAAP - Diluted             41,337,378   41,285,161       41,362,491   41,156,911


The Company did not declare or pay dividends during the nine months ended September 30, 2005 or the nine months ended September 30, 2004.

NOTE 8.

Business Acquisition

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa tape, inc. ("tesa tape"). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa tape.

The purchase was accounted for as a business combination and, accordingly, the purchase method of accounting was used. The purchase price was allocated to the assets purchased based on their estimated fair values as at the date of acquisition and included $0.9 million of equipment and $4.6 million of goodwill. The goodwill is deductible over 15 years for income tax purposes. Any contingent consideration paid will be recorded as an increase in goodwill. During the three months ended March 31, 2005, the Company recorded $0.3 million of contingent consideration.

NOTE 9.
Derivative Financial Instruments

Derivative financial instruments are utilized by the Company to reduce interest rate risk on its debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest rate swap agreements are used as part of the Company's program to manage the floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Gains and losses on terminations of interest rate swap agreements are deferred under other current, or non-current, assets or liabilities on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of earnings at the time of extinguishment.

In June 2005, the Company entered into an interest rate swap agreement for a notional principal amount of $50.0 million maturing in June 2010. In July 2005, the Company entered into a second interest swap agreement for a notional principal amount of $25.0 million maturing in July 2010. Under the terms of these interest rate swap agreements, the Company receives, on a quarterly basis, a variable interest rate and pays a fixed interest rate of 4.27% and 4.29% respectively, plus the premium applicable on its term loan.

NOTE 10.

Subsequent Event

On October 5, 2005, Intertape Polymer Inc., a wholly owned Canadian subsidiary of the Company, acquired all of the outstanding capital stock of Flexia Corporation and Fib-Pak Industries, Inc. for an aggregate cash consideration of approximately $28,810,000 (CDN $33,500,000) subject to adjustments based on the level of working capital, indebtedness and other items related to the acquired companies at the time of the closing.

Flexia Corporation and Fib-Pak Industries, Inc. produce a wide range of engineered coated products, polyethylene scrims and polypropylene fabrics. The Company is presently performing the purchase price allocation of this acquisition.

Information Request Form

I would like to o receive or o continue receiving financial information on Intertape Polymer Group Inc.

           Name:  ____________________________________________________
          Title:  ____________________________________________________
           Firm:  ____________________________________________________
        Address:  ____________________________________________________
 Province/State:  ____________________________________________________
Postal Code/Zip:  ____________________________________________________
      Telephone:  ____________________________________________________
            Fax:  ____________________________________________________
         E-mail:  ____________________________________________________

Please send me now on a regular basis. (Please indicate number of copies requested)

o Annual Reports                     Quantity:________________________
o Fax Updates (Press releases only)  Quantity:________________________

Please indicate your occupation:

o Invesment Dealer          o Analyst
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Please Fax a copy of this page to:
The Secretary
Intertape Polymer Group Inc.
Fax: 941-727-3798

3647 Cortez Road West
Bradenton, FL  34210
Investor Relations
Toll Free: 866-202-4713
www.intertapepolymer.com
itp$info@intertapeipg.com

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 18, 2005


/s/Melbourne F. Yull
Melbourne F. Yull
Chairman of the Board and Chief Executive Officer

  Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Andrew M. Archibald, Chief Financial Officer and Secretary of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: October 18, 2005



/s/Andrew M. Archibald
Andrew M. Archibald
Chief Financial Officer and Secretary